UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October, 2007
Commission File Number 001-14564
APT SATELLITE HOLDINGS LIMITED
(Registrant’s name)
22 Dai Kwai Street, Tai Po Industrial Estate, Tai Po, New Territories, Hong Kong
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F      ☑                 Form 40-F     ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant home country, or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes      ☐                No     ☑
If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
This announcement has been prepared pursuant to, and in order to comply with, the Listing Rules and does not constitute an offer to buy, or the solicitation of an offer to sell or subscribe for, any securities or an invitation to enter into an agreement to do any such things, nor is it calculated to invite any offer to buy, sell or subscribe for any securities.
(Incorporated in Bermuda with limited liability)
(Stock Code: 1045)
DISCLOSEABLE AND CONNECTED TRANSACTION
Granting of an option to NTT Com Asia Limited to require the Group to sell its interests in APT
Satellite Telecommunications Limited

The Company announced that Skywork, a wholly-owned subsidiary of the Company, and SingaSat, the joint venture partner of APT Telecom, entered into the Option Agreement with the Licensee on 2 October 2007 pursuant to which an option is granted with option expiry date on 31 December 2008 whereby SingaSat and Skywork shall grant a call option to the Licensee to purchase from them all the equity interests in APT Telecom ,and a right of first refusal in respect of any offer to purchase equity interests in APT Telecom is granted to the Licensee during the period from 1 January 2009 to 31 December 2010 in respect of offers made by parties other than the Licensee and the Licensor’s Shareholders.
On the same date, APT Telecom entered into the Licence Agreement to license the Subject Premises of APT Telecom to the Licensee for a term of three years from 1 October 2007 to 30 September 2010 and entered into the Renewal Supplement with the Licensee to renew the license on substantially the same terms, subject to licence fee review, and undertook to apply for consent from Science Parks for renewal, so that the last renewed period shall expire on or before 30 September 2022.
The transactions contemplated under the Licence Agreement and the Renewal Supplement does not constitute a notifiable transaction given they are of the nature of operating lease and do not have a significant impact on the operations of the Company on an annualised basis and that none of the percentage ratios exceed 200%. The transaction contemplated under the Option Agreement constitutes a discloseable and connected transaction of the Company under the Listing Rules. A circular containing, among other things, the details of the Option Agreement, a letter of recommendation from independent committee of the Board, a letter of advice from the independent financial adviser and a notice convening the special general meeting of the Company to approve the Option Agreement, will be despatched to all shareholders within 21 days from the publication of this announcement.
The board (the “Board”) of directors of APT Satellite Holdings Limited (the “Company”) announced that Skywork, a wholly-owned subsidiary of the Company, and SingaSat, the joint venture partner of APT Telecom, entered into the Option Agreement with the Licensee pursuant to which an option is granted with option expiry date on 31 December 2008 whereby SingaSat and Skywork shall grant a call option to the Licensee to purchase from them all the equity interests in APT Telecom and a right of first refusal in respect of any offer to purchase equity interests in APT Telecom is granted to the Licensee during the period from 1 January 2009 to 31 December 2010 in respect of offers made by parties other than the Licensee and the Licensor’s Shareholders. On the same date, APT Telecom entered into:
a.	the Licence Agreement to license the Subject Premises of APT Telecom to the Licensee for a term of three years from 1 October 2007 to 30 September 2010; and

b.	the Renewal Supplement with the Licensee to renew the license on substantially the same terms, subject to licence fee review, and undertook to apply for consent from Hong Kong Industrial Estates Corporation (now known as Hong Kong Science and Technology Parks Corporation) (the “Science Parks”) for renewal, so that the last renewed period shall expire on or before 30 September 2022.
Set out below the salient terms of the agreements:-
(I) License Agreement dated 2 October 2007

Licensor:	APT Satellite Telecommunications Limited (“APT Telecom”), a jointly controlled company owned as to 55% by Skywork Corporation (“Skywork”), an indirect wholly owned subsidiary of the Company and as to 45% by SingaSat Private Limited (“SingaSat”)

Licensee:	NTT Com Asia Limited

After due and careful enquiry by the directors, the Licensee and its ultimate beneficial owner are third parties independent of the Company and its subsidiaries and their connected persons

Subject premises:
(i)   first floor of a building (“Building”) of APT Telecom situated at 2 Dai Hei Street, Tai Po Industrial Estate, Tai Po, New Territories, Hong Kong under the Agreement for Lease dated 12 March 2001 (for further details, please refer to the paragraph “The Premises” below) (“Portion of First Floor”), having a gross floor area of approximately 38,550 sq.ft.; and

(ii) five visitor car parking spaces (“Car Park Spaces”) on the ground floor of the Building; and

(iii) a permitted plant area for the installation and operation of electronic and mechanical (“E&M”) equipment and chiller plant of the Licensee (“Permitted Plant Area”).

(the Portion of First Floor, the Car Park Spaces and the Permitted Plant Area are collectively referred to as the “Subject Premises”)

Licence period:	3 years from 1 October 2007 to 30 September 2010 (both dates inclusive) including a 3-month licence fees free period beginning 1 October 2007

Licence fee:	(i) initial monthly licence fee of HK$539,700 for Portion of First Floor and Car Park Spaces; and

(ii) upon the Licensor’s making available of Transformer Room 4 of the Building for use of extra power supply by the Licensee, the monthly licence fees will be increased to HK$571,700, payable on the first day of each calendar month.

The licence fee was determined having considered the frequency of usage of the Building in the past years and the prevailing market rental.

Assuming the use of the extra power supply from the Transformer Room 4 is available simultaneously with the Subject Premises, the maximum licence fee for the first term of three years receivable by the Group will be HK$18,866,000.

Other Charges:	(a) Electricity charges — to be paid by the Licensee

(b) Diesel charge, chilled water charge and Air-conditioning charge — to be paid by the Licensee, based on actual cooling energy consumption and diesel consumption, at rates to be agreed by the parties

Deposit:	HK$1,619,100, being three months of the initial licence fee

Other services:	• to use the data centre on the Portion of First Floor;

• to allow access to upstream and other telecommunication service provider;

•      to allow parking of motor vehicles belonging to the Licensee or motor vehicles of the Licensee’s agent or invitees which are given access to the Portion of First Floor for business of the Licensee; and

• to allow installing and operation of E&M equipment and chiller plant.
(II) A supplemental agreement (the “Renewal Supplement”) dated 2 October 2007

Licensor:	APT Telecom

Licensee:	NTT Com Asia Limited

Renewal:	Subject to the consent of Science Parks, APT Telecom shall upon expiration of the licence period under the License Agreement (or the expiration of the renew period(s)) (as the case may be) renew the licence period(s) of the Subject Premises for 3 years each, provided that the last renewed licence period shall expire on or before 30 September 2022, on the same terms of the Licence Agreement subject to special terms on licence fee free periods, the Licensee’s right of earlier termination and licence fee review.

Licence fees free period:	On the basis that renewal terms are of 5 years,

• from 1 October 2007 to 31 December 2007 (both days inclusive) for the first licence period from 1 October 2007 to 30 September 2012.

• from 1 October 2012 to 31 December 2012 (both days inclusive) for the second licence period from 1 October 2012 to 30 September 2017.

Early termination right:	On the basis that the renewal terms are of 5 years and if the renewed licence periods extend beyond 31 December 2012 or 31 December 2017, the Licensee shall have right to terminate by service notice to the Licensor during:

(i) 1 October 2012 to 31 December 2012 in respect of the first renewed licence period; and

(ii) 1 October 2017 to 31 December 2017 in respect of the subsequent renewed licence period

Early termination charge:	Early termination charge payable by the Licensee to the Licensor upon early termination

= 3 X A X B /1,825

where
A = amount of monthly licence fees immediately before termination; and
B = number of days from the termination date to the expiry date to the 5 years’ renewed term

Licence fees review:	If the Licensee’s occupation of the Subject Premises continue for period(s) of over 5 years and on the basis that renewal terms are of 5 years, the licence fees shall be reviewed every 5 years with reference to the licence fee payable immediately prior to the period under review and the rate of change of rent of industrial/office building in Kowloon and New Territories during the preceding period to be agreed by the parties, if no rate is agreed, an expert will be appointed to decide on the applicable rate, subject to a maximum upward or downward adjustment of 25% of the preceding licence fee.

Indemnity on sale of premises:	Sale of the whole Building or sale of the Subject Premises by the Licensor shall be subject to the Licence Agreement and the Renewal Supplement.

Consideration for granting the option:	Mutual agreement to enter into the Renewal Supplement.

APT Telecom and NTT Com Asia Limited are desirous to enter into a longer licence term. However, given the restrictions imposed under the Agreement for Lease and the present consent from Science Park is just for a term of three years. The Parties entered into the Renewal Supplemental to record their agreements in respect of future renewals.

Assuming the maximum 25% upward revision is agreed by the Parties, the aggregate licence fee for the second term of three years will be HK$20,152,000.
(III) An option agreement (the “Option Agreement”) dated 2 October 2007

Licensor:	APT Telecom

Licensee:	NTT Com Asia Limited

Licensor’s Shareholders:	Skywork and SingaSat

Singasat, a company incorporated in Singapore with limited liability which, as at the date of this announcement, holds approximately 5.52% of the Company’s issued share capital and 28.57% of the issued share capital of APT Satellite International Company Limited, which in turn holds approximately 51.83% of the issued share capital of the Company.

Condition:	Subject to the approval by the independent shareholders of the Company.

Option:	In consideration of the Licensee’s entering into of the License Agreement with the Licensor,

• Licensee shall have a call option to purchase all equity interests in the Licensor from the Licensor’s Shareholders at HK$161,000,000, exerciseable by the Licensee on or before 31 December 2008.

       The exercise price of HK$161,000,000 was arrived at after arm’s length negotiation between the parties having regard to a valuation of the Building at HK$137,000,000 as at 30 June 2007 and references to the prevailing market rate of industrial building available for rent in Hong Kong (according to a quarterly research report prepared by an independent property agency). The exercise price shall be payable as to HK$88.5 million to Skywork and HK$72.5 million to SingaSat on completion of the sale and purchase pursuant to the exercise of the option.

•     Licensee shall have a first right of refusal in respect of offers made by parties other than itself and the Licensor’s Shareholders to purchase the equity interests in the Licensor, provided that the Licensor’s Shareholders and the Licensor shall within 14 days of receipt of such offer, notify the Licensee the details of such offer and the Licensee shall have 3 weeks to exercise its first right of refusal. The period of first right of refusal shall commence from 1 January 2009 and expire on 31 December 2010 (both days inclusive).

Obligations of Licensor and Licensor’s Shareholders:	includes:-
• to comply with all regulatory authority’s requirements, and obtain approval from the independent shareholders of the Company within 60 calendar days from the date of the Option Agreement.

• at completion, Licensor’s Shareholders shall settle all liabilities and waive all loans outstanding from the Licensor but the Licensee will reimburse the Licensor of all outgoings charges, if any.

• not to change control of the Licensor’s shareholding except amongst the Licensor’s shareholders, and not to encumber such interests, without the prior written approval of the Licensee.

Completion:	Completion in respect of the garnting of call option shall take place on or before the expiry of a period of 10 weeks after the date of receipt by the Licensor of a call option notice, in respect of the

Licensee’s exercise of the call option, to be issued and served by the Licensee.

Completion in respect of the first right of refusal shall take place on or before the date of completion agreed under the sale and purchase agreement between the Licensee and the Licensor’s Shareholders.
The Premises
The licensed property forms part of the premises of APT Telecom at Tai Po, Hong Kong, which is currently vacant. The lease of the Building was granted to APT Telecom by the Science Park in March 2001 for the residue of the term from the date of possession given to APT Telecom to 27 June 2047 pursuant to an Agreement for Lease dated 12 March 2001 between the Science Park as Landlord (as the grantor) and APT Telecom (as the grantee) of the land known as the Remaining Portion of Section E of Tai Po Town Lot No. 13 and the Extension Thereto. The Building was established in 2003 for the provision of data centre and value-added telecommunication services.
Reference is made on an independent valuation of the premises commissioned by APT Telecom on 30 June 2007 which valued the premises at HK$137 million.
For the year ended 31 December 2005, the net loss before and after taxation of APT Telecom were HK$13,589,000 and HK$13,589,000, respectively. For the year ended 31 December 2006, the net profits before and after taxation of APT Telecom were HK$3,966,000 and HK$3,966,000, respectively. The book value of the Company’s interests in APT Telecom was HK$3,863,000, as at 30 June 2007. As at 30 June 2007, the outstanding shareholder’s loan due from APT Telecom to Skywork amounted to HK$67,138,000. The total assets value and the net asset of APT Telecom as at 30 June 2007 were HK$138.7 million and HK$7.0 million, respectively.
Reason and Benefit of entering into the agreements
The major assets of APT Telecom is the Building. Not all the premises of the Building is occupied by the Group. In order to maximise the return of the Group, the Company has decided to license the Subject Premises to the Licensee.
The Company and its subsidiaries (the “Group”) can divest from the business of APT Telecom to the core business of the Group in transponder services, telecommunication services and broadcasting services and minimise the net cash outflow in respect of operating activities of APT Telecom.
In the event the Licensor exercises the call option or the first right of refusal, it is expected that, based solely on the carrying values of the 55% interest of the Group in APT Telecom as at 30 June 2007, baring any unforeseen circumstances affecting the book value of APT Telecom, a gain on disposal (before taxation) of approximately HK$5.9 million will be recognised by the Group. It is intended that the net proceeds of such disposal will amount to HK$88.5 million and will be used as working capital of the Group. Upon completion of the disposal, the Company will hold no interests in APT Telecom. The Company will make announcement on the completion of the transfer when the Licensee exercise the option or the first right of refusal.
The Directors (including the independent non executive Directors) of the Company are of the view that the terms of the transaction are fair and reasonable and in the interests of the Company and the shareholders of the Company as a whole.

The Business of the Company
The Group is principally engaged in the provision of satellite transponder services for the broadcasting and telecommunications sectors in the Asia Pacific Region.
The Business of APT Telecom
APT Telecom holds the Building mainly for property leasing and related facilities management services.
The Business of the Licensee
The Licensee principally engages in the provision of global voice, data, IP, and IT management service to multinational corporations around the world.
The Business of SingaSat
SingaSat is an investment holding company of Singapore Telecommunications Limited, holding investments including approximately 5.52% of the Company’s issued share capital and 28.57% of the issued share capital of APT Satellite International Company Limited, which in turn holds approximately 51.83% of the issued share capital of the Company.
Listing Rules Implications
The transactions contemplated under the Licence Agreement and the Renewal Supplement does not constitute a notifiable transaction given they are of the nature of operatig lease and do not have a significant impact on the operations of the Company on an annualised basis and that none of the percentage ratios exceed 200%.
Given SingaSat is holding 45% of APT Telecom (a jointly controlled entity in which the Group holds 55%), SingaSat is therefore considered connected persons of the Company under Chapter 14A of the Listing Rules, the granting of the option and first right of refusal and the proposed disposal of the entire interests in APT Telecom under the Option Agreement entered into between Skywork, SingaSat and the Licensee constitutes a discloseable and connected transaction of the Company, which is subject to disclosure and independent shareholders approval pursuant to Chapters 14 and 14A of the Listing Rules. APT Satellite International Company Limited, which holds 51.83% interest in the capital of the Company, has irrevocably undertaken that it would vote in favour of the transactions contemplated under the Option Agreement.
GENERAL
A circular containing, among other things, the details of the Option Agreement, a letter of recommendation from independent committee of the Board, a letter of advice from the independent financial adviser and a notice convening the special general meeting of the Company to approve the Option Agreement, will be despatched to all shareholders within 21 days from the publication of this announcement.
An independent board committee will be formed to advise the shareholders of the Company as to the terms of the transactions. An independent financial adviser will be appointed to advise the independent board committee.
Shareholders and potential investors should be aware that the transactions contemplated under the Renewal Supplement and the Option Agreement may or may not be materialized. Shareholders and potential investors are advised to exercise caution when dealing in the Shares.

By Order of the Board
Dr. Brian Lo
Company Secretary
Hong Kong, 2 October 2007
The Directors as at the date of this announcement are as follows:
Executive Directors:
Ni Yifeng (President) and Tong Xudong (Vice President)
Non-Executive Directors:
Rui Xiaowu (Chairman), Lim Toon, Yin Yen-liang, Wu Zhen Mu, Zhao Liqiang, Yong Foo Chong and Tseng Ta-mon (Alternate Director to Yin Yen-liang)
Independent Non-Executive Directors:
Huan Guocang, Lui King Man, Lam Sek Kong and Cui Liguo

FORWARD LOOKING STATEMENTS
SIGNATURES

FORWARD LOOKING STATEMENTS
     This report contains statements and other information made by or on behalf of APT Satellite Holdings Limited (the “Company”) that constitute “forward-looking” statements within the meaning of Private Securities Litigation Reform Act of 1995. Statements that are not historical facts are forward-looking statements. By their nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and actual results could be materially different from those expressed or implied by forward-looking statements.
     Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward statements herein may include, without limitation, statements relating to the Company’s expectations, plans, objectives or goals relating to (i) its operations and financial results; (ii) launch schedules and anticipated transponder utilization; (iii) the technical capabilities of the APSTAR System; (iv) customer demand for the Company’s system; (v) strategic relationships that impact its operations; (vi) its funding needs and sources; (vii) satellite communications regulatory matters; (viii) the pricing of its services, (ix) its competitors and their services; and (x) actions of the Company’s suppliers, vendors and service providers.
     The Company cautions you that a number of important factors could cause the Company’s results of operations to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: (i) technological risks related to the development, operation and maintenance of various components of the APSTAR System; (ii) delays and cost overruns related to the construction, deployment and maintenance of the Company’s APSTAR System; (iii) risks related to the operation and maintenance of the Company’s new satellites, APSTAR V and APSTAR VI; (iv) competition from other satellite operators and a number of existing satellite systems that provide similar services in various markets.; (v) actions taken by regulators with respect to the Company’s business and practices in one or more of the countries in which the Company conducts its operations; (vi) the Company’s capital structure and its ability to maintain sufficient liquidity and access capital markets; (vii) customer demand for the services of the Company’s satellite transponders and the perceived overall value of these services by customers; (viii) the ability to increase market share and control expenses; (ix) the ability of counterparties to meet their obligations to the Company; (x) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which the Company conducts its operations; (xi) the effects of changes in laws, regulations or accounting policies or practices; (xii) the ability to retain and recruit qualified personnel; (xiii) the strength of the global economy in general and the strength of the economies of the countries in which the Company conducts its operations in particular; (xiv) political and social developments, including war, civil unrest or terrorist activity; and (xv) the Company’s success at managing the risks involved in the foregoing.
     The Company cautions you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors as well as the risks identified in the Company’s most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission. These and other factors could result in the forward-looking statements proving to be inaccurate and may materially affect the Company’s operations. The Company does not undertake any obligation to publicly release any revisions to the forward-looking statements contained in this report, or to update them to reflect events or circumstances occurring after the date of this report, or to reflect the occurrence of unanticipated events.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
     Date: October 3, 2007.

APT Satellite Holdings Limited

By	/s/ Ni Yifeng
Ni Yifeng
Executive Director and President